希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

[redacted]

05011717

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : kevin.chan@hysan.com.hk

Our Ref : SEC/KCH/USSEC/L224-05tnl
Your Ref :

29 September 2005

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

SEC MAIL PROCESSING RECEIVED
OCT 0 6 2005
WASH, D.C. 190 SECTION

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the Circular in relation to disposal of the entire interest in Entertainment Building, for your kind attention and record.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Kevin Chan
Deputy Company Secretary

Enc.

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

DISCLOSEABLE TRANSACTION

DISPOSAL OF THE ENTIRE INTEREST IN ENTERTAINMENT BUILDING

29 September 2005

CONTENTS

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Managing Director
Michael Tze Hau LEE

Independent non-executive Directors
Per JORGENSEN
David Muir TURNBULL
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Fa-kuang HU
Hans Michael JEBSEN
Anthony Hsien Pin LEE
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Pauline Wah Ling YU WONG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

29 September 2005

Dear Shareholders

DISCLOSEABLE TRANSACTION
DISPOSAL OF THE ENTIRE INTEREST IN ENTERTAINMENT BUILDING

INTRODUCTION

The Board of the Company announced on 9 September 2005 that the Company and its wholly owned subsidiaries had entered into the Agreement to effectively dispose of the Group's interest in Entertainment Building. The Transaction constitutes a discloseable transaction for Hysan which is subject to the publication of announcement in the newspapers and despatching of a circular to Shareholders under the Listing Rules.

The purpose of this circular is to provide you with further details of the Transaction.

DETAIL OF THE TRANSACTION

The Agreement

Parties

1. Hysan, as Fourth Vendor; and its wholly owned subsidiaries, namely, Kwong Hup Holding Limited as First Vendor; HD Treasury Management Limited as Second Vendor; and HD Treasury Limited as Third Vendor; and

2. Join-in Investments Limited as the Purchaser.

To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiry the Purchaser and its ultimate beneficial owner are third parties independent of Hysan and its connected persons.

Terms of Agreement

Under the Agreement, the First Vendor has agreed to sell and the Purchaser has agreed to purchase the entire equity interest in its wholly owned subsidiary, Jarrow. Hysan as Fourth Vendor and its other wholly owned subsidiaries as Vendors have also agreed to sell and the Purchaser has agreed to purchase the Loans. The total consideration for the Transaction is HK$2,700 million subject to adjustment based on the completion accounts of Jarrow and South Eagle made up to the business day prior to Completion.

Jarrow is principally engaged in the business of investment holding and its principal asset is 100% of the issued share capital of South Eagle whose principal business is property investment and its principal asset is the Building. Jarrow and South Eagle will have no other principal activity other than directly or indirectly holding the Building on Completion.

The Building

The Building is situate at 30 Queen's Road Central, Hong Kong. It has 34 levels with a gross floor area of approximately 211,148 square feet comprising office and retail space. The carrying value of the Building as at 30 June 2005 was HK$2,438 million, which was revalued at 30 June 2005 by an in-house professional valuer, on market value basis. The valuation was reviewed and endorsed by Knight Frank Hong Kong Limited, an independent professional valuer.

The net profits (before and after taxation) attributable to the Building for the two financial years immediately preceding the Transaction, as extracted from audited financial statements of South Eagle prepared in accordance with accounting principles generally accepted in Hong Kong are set out below:

Year ended 31 December	Profit before Taxation *(HK$)*	Profit after Taxation *(HK$)*
2004	38,863,759	38,863,759
2003	29,414,967	29,412,183

Jarrow and South Eagle will cease to be subsidiaries of Hysan on Completion.

Consideration

The Consideration (subject to adjustment based on completion accounts of Jarrow and South Eagle) is payable by the Purchaser in cash. HK$270 million was paid by the Purchaser on the signing of the Agreement as deposit, with the balance to be paid by the Purchaser on Completion. The Consideration was determined after arm's length negotiations between the parties as regards the carrying value of the

Building which represents a 10.7% premium to the carrying value of the Building of HK$2,438 million (also being the carrying value of Jarrow, South Eagle and Loans being transferred) as at 30 June 2005. The Consideration will be adjusted by the net assets or liabilities of Jarrow made up to the business day prior to Completion (excluding shares, loans, and the Building being purchased/assigned) on a dollar for dollar basis.

Completion

Subject to the fulfillment of the terms and conditions as specified in the Agreement, completion of the Transaction shall take place on or before 30 December 2005. There is no restriction on subsequent sale of the Sale Shares by the Purchaser after Completion.

REASONS AND BENEFIT FOR THE TRANSACTION

The proceeds of the Transaction will be applied towards reduction of the Group's debts which Hysan believes will strengthen considerably the Group's balance sheet. As at 30 June 2005, the Group's debt level was HK$5,593 million. The application of HK$2,700 million will significantly reduce the current level of Group borrowings.

According to current Hong Kong Financial Reporting Standards, South Eagle adopted the fair value model to account for its investment properties which requires the gains and losses arising from the change in the fair value during the reporting period to be recognised directly in the income statement for that period. The carrying value of the Building as at 30 June 2005 was HK$2,438 million (which in this case is also the net book value) and, upon disposal of Jarrow, an estimated gain of HK$262 million (taking into consideration estimated adjustment at Completion and before expenses) by reference to such carrying value and the Consideration, is expected to be recognised in the income statement for the year ending 31 December 2005, which will correspondingly increase the total asset value of the Company. On repayment of the debts the effect on both the assets and the liabilities of the Company will be reduced by the amount of debt repaid, therefore the aforementioned increase in net assets of the Company will be unaffected.

The original acquisition cost of the Building was HK$3,640 million, with cumulative revaluation deficits up to 31 December 2004 having been charged to retained earnings as at 1 January 2005.

Disposal of the Building will lower the Group's recurring rental income. However, such loss of rental contribution from the Building is likely to be compensated significantly, or even absorbed completely, by the savings in finance costs on lower debt level for the Group. In this light, the Group does not expect any material impact on net profit contribution as a whole.

The Directors of Hysan believe that the terms of the Transaction are fair and reasonable and the Agreement is in the interests of the Shareholders of Hysan and Hysan as a whole.

GENERAL

The principal business activities of the Company are property investment, management and development. The principal business activity of the First Vendor is investment holding. The principal business activities of the Second and Third Vendors are treasury operation.

The principal business activity of the Purchaser is, to the best of the knowledge, information and belief of the Directors, property investment.

Yours faithfully,
Peter T.C. Lee
Chairman

Aggregate long positions in shares of Barrowgate Limited, a non-wholly owned (65.36%) subsidiary of the Company

Name	Capacity	No. of shares held	% of the issued share capital of the subsidiary
Hang Seng Bank Limited	Beneficial owner	2,464	24.64
Jebsen and Company Limited *(Note)*	Beneficial owner	1,000	10.00

Note: Jebsen and Company has a 10% interest in the issued share capital in Barrowgate through a wholly owned subsidiary. Hans Michael Jebsen, a non-executive Director of the Company, is the controlling shareholder and chairman of Jebsen and Company.

Apart from the above, as at the Latest Practicable Date, there is no other interest or short position of Substantial Shareholders or other persons in the shares or underlying shares of the Company, so far as is known to any Director or Managing Director of the Company, which are required to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO; or any of them directly or indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or any options in respect of such capital; or as recorded in the register required to be kept under section 336 of the SFO.

LITIGATION

Neither the Company nor any member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Directors of the Company are aware) of material importance which may have or have had a significant effect on the financial position of the Group.

CORPORATE INFORMATION

1. The registered office of the Company is situate at 49/F., Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong.

2. The auditors of the Company are Deloitte Touche Tohmatsu of 26/F., Wing On Centre, 111 Connaught Road Central, Hong Kong. The qualified accountant of the Company is Chief Financial Officer, Ricky Tin For Tsang, who is qualified as Fellow Member of the Hong Kong Institute of Certified Public Accountants and Chartered Accountant with the Institute of Chartered Accountants in England and Wales.

3. The Company Secretary of the Company is Wendy Wen Yee Yung, solicitor of the High Court of Hong Kong SAR.

4. The share registrar and transfer office of the Company is Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

In this circular the following expressions shall have the meanings set out below unless the context requires otherwise:

"Agreement"	means the Agreement relating to the disposal of Jarrow dated 9 September 2005;
"associate"	has the meaning ascribed to it under the Listing Rules;
"Board"	means the board of Directors;
"Building"	means Entertainment Building;
"Completion"	means completion of the sale and purchase of the Sale Shares and assignment of Loans pursuant to the Agreement;
"Conditions"	means conditions set out in the Agreement upon the satisfaction or waiver of which the parties' obligation to sell and purchase the Sale Shares and assignment of Loans is conditional;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Consideration"	means HK$2,700 million, representing the consideration for the sale and purchase of the Sale Share and the assignment of Loans subject to adjustment;
"Directors"	means the directors of the Company from time to time;
"First Vendor"	means Kwong Hup Holding Limited, a limited liability company incorporated in the British Virgin Islands, a wholly owned subsidiary of the Company;
"Group"	means Hysan and its subsidiaries;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hysan" or the "Company" or "Fourth Vendor"	means Hysan Development Company Limited, a limited liability company incorporated in Hong Kong, whose Shares are listed on the Main Board of the Stock Exchange;
"Jarrow"	means Jarrow Properties Limited, a limited liability company incorporated in the British Virgin Islands, a wholly owned subsidiary of the First Vendor;

"Latest Practicable Date"	means 23 September 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange as modified from time to time;
"Loans"	means collectively the loans respectively by the Second Vendor, the Third Vendor and the Fourth Vendor to South Eagle;
"Purchaser"	means Join-in Investments Limited, a limited liability company incorporated in the British Virgin Islands;
"Sale Share"	means one share of nominal value of HK$1.00 each in the capital of Jarrow currently indirectly owned by Hysan which constitute 100% of the issued share capital of Jarrow to be acquired by the Purchaser under the Agreement;
"Second Vendor"	means HD Treasury Management Limited, a limited liability company incorporated in Hong Kong;
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemental or otherwise modified from time to time
"Share(s)"	means ordinary share(s) in the capital of Hysan with a nominal value of HK$5.00 each
"Shareholders"	means registered holders of Shares
"South Eagle"	means South Eagle Investments Limited, a limited liability company incorporated in the British Virgin Islands, a wholly owned subsidiary of Jarrow;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"subsidiary"	has the meaning ascribed to it under the Rule 1.01 of the Listing Rules;
"Substantial Shareholder"	has the meaning ascribed to it under the Listing Rules;
"Third Vendor"	means HD Treasury Limited, a limited liability company incorporated in Hong Kong;
"Transaction"	means sale and purchase of the Sale Share and assignment of Loans; and
"Vendors"	means collectively, the First Vendor, Second Vendor, Third Vendor and Fourth Vendor.

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司股份售出或轉讓，應立即將本通函交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

本通函的資料乃遵照香港聯合交易所有限公司證券上市規則而刊載，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何其他重大事實，足以令本通函所載任何內容產生誤導。

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(證券代號：00014)

須予披露交易
出售娛樂行之全部權益

2005年9月29日

目　錄

頁次

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司
(根據香港公司條例第32章註冊成立之有限公司)
(證券代號：00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

董事總經理
利子厚

獨立非執行董事
Per JORGENSEN
唐寶麟
葉謀遵博士

非執行董事
胡法光
Hans Michael JEBSEN
利憲彬
利乾
利德蓉醫生

執行董事
黃于華玲

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

2005年9月29日

敬啟者：

須予披露交易
出售娛樂行之全部權益

緒言

本公司之董事會於2005年9月9日宣佈本公司及其附屬公司訂立協議出售本集團擁有娛樂行之實益權益。根據上市規則，交易構成須予披露交易，希慎須於報章刊發公告及向股東寄發通函。

本通函旨在向 閣下提供有關交易的詳情。

交易詳情

協議

交易方

1. 希慎(為第四賣方)與其全資附屬公司包括Kwong Hup Holding Limited(為第一賣方)、HD Treasury Management Limited(為第二賣方)及HD Treasury Limited(為第三賣方);及

2. Join-in Investments Limited 為買方。

就董事所知所信,並經過所有合理查詢後,買方及其最終實益擁有人均是希慎及其關連人士以外的獨立第三者。

協議條款

根據協議,第一賣方同意出售及買方同意購入由第一賣方全資擁有Jarrow的全部實益權益。希慎(第四賣方)及(其全資附屬公司)賣方同意出售及買方同意購入貸款。交易的總代價為2,700百萬港元,唯須根據Jarrow及South Eagle之完成帳目(截至完成日前之最後工作日)作出調整。

Jarrow主要從事投資控股業務及其主要資產為持有South Eagle之全部已發行的股份。South Eagle主要從事物業投資業務,其主要資產為娛樂行。Jarrow及South Eagle在交易日除直接或間接擁有娛樂行將無其他主要業務。

娛樂行

娛樂行位於香港中環皇后大道中30號。娛樂行樓高34層,寫字樓及商舖面積約211,148平方尺。娛樂行經內部專業測計師以2005年6月30日之市值重估,其帳面值於2005年6月30日為2,438百萬港元。重估值已獲獨立專業測計師萊坊(香港)有限公司審閱及認可。

娛樂行於交易前2個財政年度的應佔純利(包括除税前及後的純利)(摘自按香港普遍採納的會計原則編製之South Eagle的財務報表)如下:

12月31日止年度	除税前盈利(*港元*)	除税後盈利(*港元*)
2004年	38,863,759	38,863,759
2003年	29,414,967	29,412,183

於交易完成後,Jarrow及South Eagle將終止為希慎之附屬公司。

代價

代價須根據Jarrow及South Eagle完成帳目作出調整。買方以現金支付代價。於簽訂協議日買方已支付270百萬港元按金,買方於完成交易時支付餘款。代價是經雙

方就娛樂行的帳面值公平磋商釐定(按2005年6月30日娛樂行之帳面值2,438百萬港元(亦為Jarrow、South Eagle及貸款之帳面值)計算,溢價為10.7%)。上述代價將按Jarrow(截至完成日前之最後工作日)之淨資產或負債(不包括合約出售之股份、貸款及娛樂行)以港元等值作出調整。

完成

在履行所有協議中的條款及條件後,交易約於2005年12月30日或以前完成。於完成後,並無限制買方出售銷售股份之約束。

交易原因及利益

出售所得款項將用作減低本集團之負債,希慎相信可進一步強化本集團的財政狀況。於2005年6月30日,本集團負債為5,593百萬港元。當2,700百萬元用作償還借貸後,本集團現時的負債將大幅下降。

按現行的香港財務報告準則,South Eagle選擇將旗下投資物業以公平值模式入帳,此模式規定將投資物業於會計期間之公平值變動所產生之收益或虧損直接確認於該期間之收益表內。娛樂行於2005年6月30日之帳面值為2,438百萬港元(亦為其淨帳面值)。按該帳面值,預期出售Jarrow後(包括估計按完成帳目之調整,但未計開支),本集團於2005年12月31日止年度之收益表將錄得盈餘約262百萬港元(即代價超逾淨帳面值之溢額),因此,總資產值亦相對地增加。在償還債務後,本公司之資產及負債總額將按已償還之金額減少,因此,前述之本公司之淨資產增加將不受影響。

娛樂行之購入價為3,640百萬港元,截至2004年12月31日止之重估虧損已於2005年1月1日之累積盈利中反映。

在出售娛樂行後,本集團之經常性租金收入將會下降。然而本集團因負債下降而節省之財務支出可彌補因出售娛樂行後所失去的大部份或全部租金收益。因此,本集團相信本項交易對整體淨盈利貢獻並沒有重大的負面影響。

希慎董事相信交易條款屬公平及合理,而且符合股東及集團之整體利益。

一般事項

本公司之主要業務為物業投資、管理及發展。第一賣方之主要業務為投資控股。第二及第三賣方之主要業務為庫務營運。

買方之主要業務,按董事所知所信,為物業投資。

此致

列位股東 台照

主席
利定昌
謹啟

董事的股份權益

於最後實際可行日期，本公司各董事及替任董事於本公司及其相聯法團(定義見證券及期貨條例第XV部)的股份及相關股份或債券中擁有須按證券及期貨條例第XV部第7及第8分部知會本公司及聯交所(包括根據證券及期貨條例有關條文被假設或視為擁有的權益及淡倉)；或根據證券及期貨條例第352條須予備存的登記冊所記錄；或依據《上市公司董事進行證券交易的標準守則》(「標準守則」)須知會本公司及聯交所的權益及淡倉如下：

持本公司之股份及相關股份中的合計好倉

	持股數目					佔已發行股本百分率
董事姓名	個人權益	家屬權益	法團權益	其他權益	總數	(%)*
利定昌	2,000,000	–	4,083,823 *(附註1)*	–	6,083,823	0.578
利子厚	1,023,233	–	–	–	1,023,233	0.097
胡法光	–	–	255,012 *(附註2)*	–	255,012	0.024
Hans Michael Jebsen	60,000	–	2,432,914 *(附註1)*	–	2,492,914	0.237
Per Jorgensen	6,726	–	–	–	6,726	0.001
利乾	850,000	–	4,083,823 *(附註1)*	3,150,000 *(附註3)*	8,083,823	0.768
利德蓉	1,871,600	–	–	–	1,871,600	0.178
黃于華玲	274,000	–	–	–	274,000	0.026
葉謀遵	254,148	–	–	–	254,148	0.024
葉維義 (葉謀遵之替任董事)	43,259	–	84,575 *(附註1)*	–	127,834	0.012

* 百分率乃按本公司於最後實際可行日期已發行之股份總數(即1,052,239,774股普通股股份)而計算。

附註：

1. 該等股份由公司持有，而個別董事在有關公司股東大會上擁有1/3或以上之投票權。利定昌及利乾的法團權益與同一公司有關。

2. 該等股份由胡法光全資擁有的一間公司持有，因而彼被視為擁有該等股份的全部實益權益。

3. 該等股份由一間全權信託持有，而利乾為有關信託之其中一位受益人。

若干本公司之執行董事於本公司之行政人員購股權計劃下獲授購股權，根據證券及期貨條例規定，此等購股權構成於本公司股本衍生工具之相關股份中擁有權益。

根據購股權計劃向執行董事已授出但尚未行使的購股權之詳情如下：

姓名	於2005年1月1日結餘	授出日期	期內變動 註銷／失效	期內變動 授出	期內變動 行使	於最後實際可行日期結餘	行使價 *港元*	行使期 *(附註1)*
利定昌	1,350,000	1999年1月7日	無	無	無	1,350,000	9.22	2001年1月7日至2009年1月6日
利子厚	無	2005年5月10日	無	240,000	無	240,000	16.60 *(附註2)*	2005年5月10日至2015年5月9日

附註：

1. 向利定昌授出之購股權之歸屬期為五年，購股權於發行後首兩年內不得行使。向利子厚授出之購股權歸屬期為三年，平均分為三段時期行使。

2. 授予利子厚之購股權行使價乃根據授予日期的股份收市價（按聯交所日報表所載者為準）予以釐訂。緊接授出購股權日期前（即2005年5月9日）本公司股份收市價為16.40港元。

除上述者外，本公司並無根據購股權計劃向任何其他人士授出任何購股權而須按上市規則第14.64(3)條規定予以披露。

持相聯法團之股份之合計好倉

若干董事於本公司持有65.36% 股份權益之附屬公司Barrowgate Limited（「Barrowgate」）及25%股份權益之相聯法團衡亞工程有限公司（「衡亞工程」）中擁有以下股份權益：

姓名	持股數目	佔已發行股本百分率(%)
Hans Michael Jebsen	1,000	10 *(附註1)*
胡法光	5,000	50 *(附註2)*
胡亮明 （胡法光之替任董事）	5,000	50 *(附註2)*

附註：

1. 捷成洋行有限公司（「捷成洋行」）透過一全資附屬公司持有Barrowgate 10% 之已發行股份權益。Hans Michael Jebsen乃捷成洋行之主要股東及主席，因而彼被視為擁有Barrowgate股份權益。

2. 菱電發展有限公司(「菱電發展」)透過一全資附屬公司持有衡亞工程50%之已發行股份權益。胡法光及胡亮明作為一全權信託之受益人,透過該信託間接持有菱電發展之控股權,因而被視為擁有衡亞工程之股份權益。

除上述者外,於最後實際可行日期,概無其他董事及替任董事擁有本公司及其相聯法團的股份、相關股份及債券須按證券及期貨條例第XV部第7及第8分部要求通知本公司及聯交所;或按證券及期貨條例第352條須予備存的登記冊內,或依據標準守則須知會本公司及聯交所之權益或淡倉。

服務合約

所有董事均並無與本公司或其任何附屬公司訂立任何或擬定不可由本集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

董事於競爭性業務中擁有之權益

本集團主要在香港從事投資、發展及管理優質投資物業。根據上市規則之定義,以下董事被視為於其他可與本集團核心業務構成或可能構成競爭之業務(「視同競爭業務」)中擁有權益。

基於下述理由,及因本集團獨立非執行董事與審核委員會之竭盡所能,本集團及視同競爭業務能基於公平磋商及獨立地經營其本身業務。

1. 利定昌、利憲彬、利乾、利子厚及利德蓉醫生為利氏創業家族成員,其家族之一般投資業務範圍包括香港及海外物業投資。鑑於本集團物業組合之規模及覆蓋範圍,該等視同競爭業務被視為不重要。

2. 胡法光(及其替任董事胡亮明)乃尚紀設計有限公司及其各有關附屬公司之董事,並間接持有該等公司之主要權益。該等公司均在中華人民共和國及香港從事投資控股、物業投資及發展、物業代理及管理、以及項目管理。

3. Hans Michael Jebsen(及其替任董事李錦榮)乃捷成洋行及捷成中國服務有限公司(「該等公司」)及其若干附屬公司之董事。其業務包括在中華人民共和國及香港從事投資控股及物業投資。Jebsen先生為該等公司之主要股東。

Jebsen先生亦為九龍倉集團有限公司之獨立非執行董事。該公司在中華人民共和國及香港從事之業務包括物業投資、發展及管理。

4. 唐寶麟及利乾分別為太古股份有限公司之主席及獨立非執行董事。該公司於香港、國內及美國從事之業務包括物業投資及買賣。

本公司之管理層與上列第2至4項公司均為獨立隊伍。此外，除利定昌及利子厚外，有關董事乃擔當非執行董事職責，且並無參與本公司之日常運作及管理。

主要股東及其他人士的股份權益

於最後實際可行日期，下列主要股東及其他人士根據證券及期貨條例第336條須予備存的登記冊所記錄（或本公司獲告知），及就本公司董事及董事總經理所知，按證券及期貨條例第XV部第2及第3分部須向本公司披露擁有本公司的股份及相關股份的權益或淡倉，或直接或間接擁有本集團任何其他成員公司面值10%或以上的任何類別股本（附有在一切情況下在本集團內任何其他成員的股東大會上投票的權利）的權益及該等股本的期權：

持本公司之股份及相關股份中的合計好倉

名稱	身份	持股數目	佔已發行股本百分率(%)*
利希慎置業有限公司	所控制法團權益	429,046,912 *(附註1)*	40.77
Lee Hysan Company Limited	所控制法團權益	429,046,912 *(附註1)*	40.77
J.P. Morgan Chase & Co.	*(附註2)*	86,783,095	8.25

* 百分率乃按本公司於最後實際可行日期已發行之股份總數（即1,052,239,774股普通股股份）而計算。

附註：

1. 此等權益乃屬於同一批股份。利希慎置業有限公司為Lee Hysan Company Limited之全資附屬公司。

2. 根據J.P. Morgan Chase & Co.的通告，該等股份分別以實益擁有人（持有276,000股）、投資經理（持有54,462,769股）及保管人（持有32,044,326股）身份持有。

持Barrowgate Limited（本公司佔65.36%之非全資附屬公司）股份的合計好倉

名稱	身份	持股數目	佔附屬公司已發行股本百分率(%)
恒生銀行有限公司	實益擁有人	2,464	24.64
捷成洋行有限公司（附註）	實益擁有人	1,000	10.00

附註： 捷成洋行透過一全資附屬公司持有Barrowgate 10%之已發行股份權益。本公司之非執行董事，Hans Michael Jebsen為捷成洋行之主要股東及主席。

除上述者外，於最後實際可行日期，概無任何主要股東或其他人士須按證券及期貨條例第336條須予備存的登記冊內，及就本公司董事及董事總經理所知，根據證券及期貨條例第XV部第2及第3分部向本公司披露擁有本公司股份或相關股份之權益或淡倉，或直接或間接擁有本集團任何其他成員公司面值10%或以上的任何類別股本（附有在一切情況下在本集團內任何其他成員的股東大會上投票之權利）的權益及該等股本的期權。

訴訟

本公司或本集團任何成員概無涉及任何重大訴訟或仲裁，且就董事所知，概無任何尚未了結或面臨之重要訴訟或仲裁而對本集團的財政狀況有重大影響。

公司資料

1. 本公司之註冊地址為香港希慎道33號利園宏利保險大廈49樓。

2. 本公司核數師為德勤・關黃陳方會計師行，地址為香港中環干諾道中111號永安中心26樓。本公司之合資格會計師為財務總監曾殿科（為香港會計師公會資深會員及為英格蘭及威爾斯之特許會計師學會會員）。

3. 本公司之公司秘書為容韻儀（為香港特別行政區高等法院律師）。

4. 本公司之股份過戶登記處為標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

本通函內，除文義另有所指外，下列詞語具有以下涵義

「協議」	指	於2005年9月9日訂立有關出售Jarrow的協議；
「聯繫人士」	指	具有上市規則所述之涵義；
「董事會」	指	董事會；
「娛樂行」	指	娛樂行；
「完成」	指	根據協議完成有關買賣銷售股份及轉讓貸款；
「條件」	指	協議中所訂立須履行(或雙方同意免除履行)而進行買賣銷售股份及轉讓貸款之條件；
「關連人士」	指	具有上市規則所述的涵義；
「代價」	指	2,700百萬港元，相當於買賣銷售股份及轉讓貸款之代價，可予調整；
「董事」	指	本公司當時之董事；
「第一賣方」	指	Kwong Hup Holding Limited，於英屬處女群島註冊之有限公司及為本公司之全資附屬公司；
「本集團」	指	希慎及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「港元」	指	香港法定貨幣；
「希慎」、「本公司」或「第四賣方」	指	希慎興業有限公司，於香港註冊之有限公司，其股份於聯交所主板上市；
「Jarrow」	指	Jarrow Properties Limited，於英屬處女群島成立之有限公司，為第一賣方之全資附屬公司；

「最後實際可行日期」	指	2005年9月23日，為本通函付印前就確定當中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則(經不時修訂)；
「貸款」	指	由第二賣方、第三賣方及第四賣方分別向South Eagle借出的貸款；
「買方」	指	Join-in Investments Limited，於英屬處女群島註冊成立之有限公司；
「銷售股份」	指	現時由希慎間接擁有一股Jarrow面值1.00港元的股份，相當於由買方按協議購入Jarrow已發行之全部股份；
「第二賣方」	指	HD Treasury Management Limited，於香港註冊成立之有限公司；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)(經不時修改、補充或修訂)；
「股份」	指	希慎每股面值5.00港元之普通股；
「股東」	指	持有股份之註冊股東；
「South Eagle」	指	South Eagle Investments Limited，於英屬處女群島註冊之有限公司，為Jarrow之全資附屬公司；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	具有上市規則第1.01條所述之涵義；
「主要股東」	指	具有上市規則所述之涵義；
「第三賣方」	指	HD Treasury Limited，於香港註冊成立之有限公司；
「交易」	指	買賣銷售股份及轉讓貸款；及
「賣方」	指	包括第一賣方、第二賣方、第三賣方及第四賣方。